OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: August 31, 2005
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.00
                                                   =============================





                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of August, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Included in this Report on Form 6-k:
Interim Financial Statements, August 28, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                                     June 30        December 31
                                                     2003                2002

                     A S S E T S
CURRENT
 Cash and short-term investments                 $    901,986       $  5,685,261
 Accounts and notes receivable                     34,004,703         30,224,885
 Due from joint venture                             1,080,659            491,420
 Income taxes receivable                              301,356            737,646
 Inventories                                       30,425,134         24,533,043
 Prepaid expenses                                   1,796,418          1,033,661
 Future income taxes                                1,256,745          1,380,655
                                                 ------------       ------------
                                                   69,767,001         64,086,571

INVESTMENTS                                           499,563            493,964

PROPERTY, PLANT AND EQUIPMENT                      52,614,462         54,045,508

FUTURE INCOME TAXES                                 1,022,157          1,055,722

INTANGIBLE AND OTHER ASSETS                         3,555,654          3,659,934

                                                 ------------       ------------

                                                 $127,458,837       $123,341,699
                                                 ============       ============


                              L I A B I L I T I E S
CURRENT
 Bank indebtedness                                $ 16,165,759      $  2,721,360
 Accounts payable and accruals                      30,283,480        29,572,282
 Income taxes payable                                1,182,903         4,589,704
 Current portion of long-term debt                   6,331,392         5,206,779
                                                  ------------      ------------

                                                    53,963,534        42,090,125

LONG-TERM DEBT                                      24,654,596        30,493,061

NON-CONTROLLING INTEREST                            23,837,422        24,975,449

FUTURE INCOME TAXES                                  4,193,936         4,592,548
                                                  ------------      ------------

                                                   106,649,488       102,151,183
                                                  ------------      ------------


                         S H A R E H O L D E R S'   E Q U I T Y


CAPITAL STOCK                                     2,597,658            2,362,086

CONTRIBUTED SURPLUS                                  59,411               59,411

TRANSLATION ADJUSTMENT                             (550,294)             561,559

RETAINED EARNINGS                                18,702,574           18,207,460
                                               ------------         ------------
                                                 20,809,349           21,190,516
                                               ------------         ------------

                                               $127,458,837         $123,341,699
                                               ============         ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                                   (Unaudited)

                                              Six months ended June 30           Three months ended June 30
                                                 2003            2002             2003              2002
SALES                                      $ 110,062,735    $ 112,688,421    $  59,286,224    $  60,090,001

COST OF SALES                                 82,854,749       84,777,587       44,387,207       44,703,531
                                           -------------    -------------    -------------    -------------
                                              27,207,986       27,910,834       14,899,017       15,386,470
                                           -------------    -------------    -------------    -------------
OTHER INCOME
 Interest income                                  34,123           12,529           26,288            3,422
                                           -------------    -------------    -------------    -------------

EXPENSES
 Selling and administrative                   18,351,809       18,308,620        9,137,012        9,461,924
                                           -------------    -------------    -------------    -------------

EARNINGS FROM OPERATIONS                       8,890,300        9,614,743        5,788,293        5,927,968

 Amortization                                  4,526,902        4,442,765        2,208,342        2,236,875
 Interest on long-term debt                      778,701          948,149          396,785          410,273
 Loss on extinguishment of long-term debt           --            432,140             --            432,140
                                           -------------    -------------    -------------    -------------
                                               5,305,603        5,823,054        2,605,127        3,079,288
                                           -------------    -------------    -------------    -------------

EARNINGS BEFORE INCOME TAXES
  AND UNDERNOTED ITEMS                         3,584,697        3,791,689        3,183,166        2,848,680

 Income taxes                                  1,517,810        1,632,021        1,327,369        1,267,033
                                           -------------    -------------    -------------    -------------

EARNINGS BEFORE UNDERNOTED ITEMS               2,066,887        2,159,668        1,855,797        1,581,647

 Non-controlling interest                     (1,131,161)      (1,420,485)      (1,048,303)      (1,108,088)
 Equity in earnings of investee                    5,599           14,630            2,781              730
 Loss on disposal of investment                       --          (62,182)              --               --
                                           -------------    -------------    -------------    -------------
                                              (1,125,562)      (1,468,037)      (1,045,522)      (1,107,358)
                                           -------------    -------------    -------------    -------------

NET EARNINGS FOR THE PERIOD                      941,325          691,631          810,275          474,289

RETAINED EARNINGS, beginning of  period       18,207,460       15,354,142       18,338,510       15,571,484

 Excess of cost of shares purchased
  for cancellation over stated value            (446,211)              --         (446,211)              --
                                           -------------    -------------    -------------    -------------

RETAINED EARNINGS, END OF PERIOD           $  18,702,574    $  16,045,773    $  18,702,574    $  16,045,773
                                           =============    =============    =============    =============




EARNINGS PER SHARE
 Basic                                     $         0.18   $        0.13    $       0.16     $        0.09
 Fully diluted                             $         0.17   $        0.12    $       0.15     $        0.08

Weighted average number of common shares
 Basic                                          4,863,203       4,863,810       4,862,602         4,863,810
 Fully diluted                                  5,267,775       5,219,044       5,193,809         5,230,381


Notes to Interim Financial Statements

Results of operations were impacted by the expected seasonlity of certain of the products sold.

The Company filed Articles of Amendment on June 30, 2003 subdividing its issued common shares on the basis of 1.75 new common shares for each old common share.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2002.

                      CONSOLIDATED MERCANTILE INCORPORATED


                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)


                                                           Six months ended June 30       Three months ended June 30
                                                             2003             2002           2003            2002
OPERATING ACTIVITIES
 Net earnings for the period                           $    941,325    $    691,631    $    810,275    $    474,289
 Amortization                                             4,526,902       4,442,765       2,208,342       2,236,875
 Future income taxes                                        (39,100)       (137,000)        (29,000)       (118,000)
 Non-controlling interest                                 1,131,161       1,420,485       1,048,303       1,108,088
 Equity in earnings of investee                              (5,599)        (14,630)         (2,781)           (730)
 Loss on disposal of investment                                  --          62,182              --              --
                                                       ------------    ------------    ------------    ------------
                                                          6,554,689       6,465,433       4,035,139       3,700,522
 Change in non-cash components
            of working capital                          (12,693,972)        369,986      (9,653,171)     (8,174,564)
                                                       ------------    ------------    ------------    ------------
                                                         (6,139,283)      6,835,419      (5,618,032)     (4,474,042)
                                                       ------------    ------------    ------------    ------------
FINANCING ACTIVITIES
 Increase (decrease) in bank indebtedness                13,914,271        (514,131)     11,289,642       8,623,803
 Issuance of common shares                                  262,500              --         262,500              --
 Issuance of shares by consolidated subsidiary                6,000              --              --              --
 Purchase of common shares for cancellation                (473,139)             --        (473,139)             --
 Purchase of shares of consolidated subsidiary                   --        (472,761)             --        (472,761)
 Purchase of shares by consolidated
   subsidiary for cancellation                             (994,800)       (101,000)             --              --
 Proceeds from long-term debt                               250,000         135,000         250,000         135,000
 Repayment of long-term debt                             (2,268,803)     (4,380,340)     (1,177,538)     (2,868,171)
                                                       ------------    ------------    ------------    ------------
                                                         10,696,029      (5,333,232)     10,151,465       5,417,871
                                                       ------------    ------------    ------------    ------------
INVESTING ACTIVITIES
 Purchase of and deposits on fixed assets                (6,512,852)     (2,948,287)     (3,517,397)     (1,258,347)
 Due from joint venture                                    (589,239)             --         (71,570)             --
                                                       ------------    ------------    ------------    ------------
                                                         (7,102,091)     (2,948,287)     (3,588,967)     (1,258,347)
                                                       ------------    ------------    ------------    ------------
 Effect of foreign currency translation
  on cash balances                                       (2,237,930)       (183,019)     (1,715,510)       (470,193)
                                                       ------------    ------------    ------------    ------------

CHANGE IN CASH POSITION                                  (4,783,275)     (1,629,119)       (771,044)       (784,711)

Cash postion at beginning of period                       5,685,261       2,249,759       1,673,030       1,405,351
                                                       ------------    ------------    ------------    ------------

CASH POSITION AT END OF PERIOD                         $    901,986    $    620,640    $    901,986    $    620,640
                                                       ============    ============    ============    ============

Supplemental cash flow information:
 Income taxes paid                                     $  4,614,620    $  1,457,590    $    383,433    $    265,669
 Interest paid, net                                    $    922,929    $  1,279,316    $    602,770    $    660,328

--------------------------------------------------------------------------------

         Segmented information
      (in thousands of dollars)                             Six months ended June 30               Three months ended June 30
                                                               2003             2002                 2003           2002
Net sales               Packaging Products               $    64,981       $    64,220           $   32,837      $   32,414
                        Pool Products                         19,734            20,538               13,846          14,343
                        Furniture                             25,348            27,930               12,603          13,333
                                                         ------------     -------------          -----------     -----------
                                                         $   110,063       $   112,688           $   59,286      $   60,090
                                                         ------------     -------------          -----------     -----------

Operating profit        Packaging Products               $    11,308       $    10,971           $    5,717      $    5,017
                        Pool Products                          1,371             1,305                2,047           1,889
                        Furniture                                578             1,418                  307             441
                                                         ------------     -------------          -----------     -----------
                                                         $    13,257       $    13,694           $    8,071      $    7,347
                                                         ------------     -------------          -----------     -----------

Capital expenditures    Packaging Products               $     5,105       $     1,865           $    2,659      $      808
                        Pool Products                            490               424                  357             112
                        Furniture                                493               332                  393              72
                        Corporate                                424               327                  108             266
                                                         ------------     -------------          -----------     -----------
                                                         $     6,512       $     2,948           $    3,517      $    1,258
                                                         ------------     -------------          -----------     -----------

 Identifiable assets    Packaging Products               $    73,276       $    68,139
                        Pool Products                         27,969            34,409
                        Furniture                             14,969            13,093
                        Corporate                             11,245             7,507
                                                         ------------     -------------
                                                         $   127,459       $   123,148
                                                         ------------     -------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004

                             By:/s/DANIEL S. TAMKIN
                        -------------------------------
                        Daniel S. Tamkin, Vice President